May 19, 2021

FORM C-AR: Annual Report

Uroshape, LLC d/b/a/ SoLá Therapy



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Uroshape, LLC d/b/a/ SoLá Therapy, a Florida limited liability company (the "Company," as well as references to "we," "us," or "our") because it sold securities in a Regulation Crowdfunding ("Regulation CF") offering in April 2021. A copy of this report may be found on the company's website at https://www.solatherapy.com.

During the period from January 2021 through April 1, 2021, we sold a total of $173,000 (before offering expenses) of our SAFE Notes through Dalmore Group in its Regulation CF offering described in the previously filed Form C, dated January 22, 2021 (this "Offering").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.solatherapy.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 19, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Uroshape, LLC, referred to herein as "Uroshape" or the "Company," is a Florida limited liability company that was incorporated on January 20, 2010.

The Company is located at 200 South Harbor Blvd., Ste. 401, Melbourne, FL 32901.

The Company's website is https://www.solatherapy.com

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

UroShape, LLC, a Florida Limited Liability Company d/b/a SoLá Therapy (the "company" or "Uroshape") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy Laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists. SoLá Therapy is not reimbursed by insurance. As of December 31, 2020 the company completed and placed the first 15 units, in addition, 200 patients have been treated as of December 31, 2020, thereby providing real-world evidence demonstrated effectiveness.

Milestones and Timeline



Investment Highlights
- SoLá Therapy fills an unmet need in women's health care (multi-billion-dollar pelvic pain market).
- SoLá Therapy is the only on-label treatment option for 85% of women with Chronic Pelvic Pain ("CPP")
- Commercialization began Q4 2019.
- Over 2,500 Sola Therapy sessions have been performed
- The device used to perform the service collects Real-World Patient Reported Outcome data from every patient at every treatment.
- A pathway to reimbursement has begun.
- The company anticipates reimbursement from health care insurers between 2023 and 2025.
- Platform technology
- Strong patent portfolio.

Why SoLá Therapy?

More than 1 in ten women suffer from chronic pelvic pain. Almost as many men suffer from chronic pelvic pain.

Chronic pelvic pain symptoms include pain in the following circumstances:
- sitting,
- intercourse,
- bowel movements,
- exercise,
- urination,
- bladder pain,
- vaginal burning,
- pressure, and
- vulvar pain

Often, patients are diagnosed with any of the following:
- Interstitial Cystitis,
- Endometriosis,
- Dyspareunia,
- Vaginismus,
- Recurrent UTIs,
- Pelvic Congestion,
- Pudendal Neuralgia, Adhesions
- Chronic Prostatitis (Men)

Sadly, regardless of diagnosis, current treatments for the aforementioned diagnosis fail more than 50% of the time. In addition, 85% of women with chronic pelvic pain ("CPP") suffer from painful pelvic muscle spasm. The company has found that SoLá Therapy effectively reduces pelvic pain associated with pelvic muscle spasm. The company believes that SoLá Therapy helps approximately 80% of treated women attain rapid relief.

How It Works

The SoLá Therapy Near IR laser, imparts photobiomodulation ("PBM") and manual therapy through a single use disposable wand. PBM have been used for over 20 years in treatment of muscle pain and spasm. Currently, over one million PBM treatments are performed each month world-wide. Yet, prior to commercialization of SoLá Therapy, none were performed in the pelvis.

SoLá Therapy is the first and only method for administering PBM into the pelvis. The company believes that two to three 3-minute treatments each week for two to four weeks will help to alleviate CPP. Analysis of the first 2,500 treatments has validated this hypothesis demonstrating significant and rapid improvement in pelvic pain.

The SoLá Therapy (SoLá Laser) device emits energy in the visible and near infrared spectrum for a temporary relief of muscle pain and stiffness, muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

The proprietary orb of soothing near-infrared energy delivered by the SoLá Therapy Laser delivers therapeutic energy dosing to the mitochondria within the cells of the pelvic tissues.

- An increase in ATP, the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process.
- The modulation of reactive oxygen species activates transcription factors, positively impacting cellular repair and healing.
- The release of nitric oxide (NO), a potent vasodilator, increases circulation and enhances the transport of oxygen and immune cells throughout the tissue

As of [December 31, 2020] over 2,000 treatments have been performed. Over 80% of the women felt a decrease in CPP. 80% of those women still had a decrease in CPP 6 months later and 50% said that they had minimal to no pain 6 months after their treatment.


ATP
ROS
NO
cytochrome c oxidase
Mitochondria
An increase in ATP, the main energy source for the majority of cellular functions, increases the cell's ability to fight infection, and it accelerates the healing process
The modulation of ROS activates transcription factors, positively impacting cellular repair and healing
The release of nitric oxide (NO), a potent vasodilator, increases circulation, decreases inflammation, and enhances the transport of oxygen and immune cells throughout the tissue

PHOTOBIOMODULATION

As of April of 2021 nearly 3,000 treatments have been performed. Over 80% of the women have reported a decrease in CPP, and approximately 50% of these women reported minimal to no pain.. 80% of those that completed treatment were noted to be with a persistent reduction in in CPP 6 months later.

The Platform

The SoLá Laser System includes a near-infrared dual wavelength diode laser and a proprietary vaginal probe for delivering the energy. The probe emits energy in a 360 degree spherical array that uniformly baths the pelvic muscles and organs. The patent protected method of 360 degree vaginal energy delivery makes the SoLá Therapy procedure highly reproducible from patient to patient and from provider to provider. The SoLá Therapy probe is covered by a single use, disposable, sterile wand. The proprietary wand shape (bulbous tip) facilitates radial energy transmission. The translucent body of the wand allows the display of circular markings. The clinician observes the number of exposed marks with probe fully inserted. This number is input into the touch-screen interface allowing the laser to query our proprietary dosing tables and set patient-specific dosing (power and time). Prior to our extensive research, trans-vaginal dosing was unknown. Our patent portfolio includes protection of this novel dosing.

The SoLá Laser Touch Screen collects data on every treatment to every patient. Demographic, treatment history, and symptom data is collected. The system transmits a HIPAA compliant coded limited data set to the company's server. With real-time data the company is able to review the progress of each patient, and provide a secondary analysis of real world evidence on a provider, regional, and national level. This novel data collection system allows us to improve patient selection and outcomes, provide data to third party investigators for secondary analysis and publication, and evaluate the effectiveness of our system for other pelvic maladies (e.g. Bacterial Vaginosis, Microbiome, Over Active Bladder, Vaginal Atrophy, and Sexual Dysfunction).


9:41 AM
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Patient 02753218
Has had massage of pelvic muscles
Interstitial Cystitis
Endometriosis
Muscle Spasm
Overall
Dyspareunia
Sitting
Standing
Physical activity
Urination
9 treatments
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OVERALL PAIN STATUS
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Market Overview and Addressable Domestic Markets

Approximately 10M women in the United States suffer from pelvic pain, treatable with SoLá Therapy. At an estimated top line rev of $1,000 per patient, the company believes that the domestic female chronic pelvic pain market may be as large as $10B. The company's primary calling point is Ob/Gyns. There are over 40,000 Ob/Gyns in the United States. The company also calls on urologists and physical therapists. This equates to over 60,000 potential HCPs. Although not included in revenue projections, the male use has already begun. The male chronic pelvic pain market is almost as large as the female market.

SoLá Therapy is a potential remedy for CPP with associated diagnoses that include endometriosis, interstitial cystitis, and pelvic floor therapy. Considering only those patients each year undergoing transvaginal physical therapy, those receiving prescription for the newest endometriosis drug, Orilissa®, and those receiving prescriptions for the only oral interstitial cystitis medication Elmiron®, 180,000 patients are immediate candidates for SoLá Therapy. The company believes that 180,000 patients equates to approximately $180,000,000 in SoLá Therapy top line revenue. Below is discussion regarding the relevant markets.

- Endometriosis Addressable Market encompasses 6-10% of reproductive age women
    - 35,000 new patients treated with Orilissa, a pill prescribed to help with endometriosis, in its first year of commercialization (2018-2019).

- o As of December 31, 2020, 16% of SoLá Therapy patients have endometriosis.

- Interstitial Cystitis ("IC") Addressable Market: 3% of all women are diagnosed with Interstitial Cystitis

  - o 25,000 new patients are treated with Elmiron, a prescription medicine indicated to treat bladder pain or discomfort, annually.

  - o Sixty percent of SoLá patients to date carry an IC diagnosis

- Pelvic Floor Physical Therapy

  - o There are approximately, 120,000 physical therapist referrals for the treatment of chronic pelvic pain each year.

  - o Fifty-four percent of SoLá patients have been treated with physical therapy.

To further its market reach the company is branding SoLá Pelvic Therapy directly to consumers (DTC), (patients) using conventional digital media modalities modalities such as patient focused website, a physician focused website, social media including, google ad campaigns, social media ad campaigns, email campaigns, and digital newsletter campaigns.. The company is also marketing to HCPs by way of society meetings, digital marketing, webinars, and conventional print marketing in journals. Finally, the company is working with its CSO to integrate SoLá Therapy into the standard treatment pathway for all women with pelvic pain. Dr. Lamvu, the company's CSO, is responsible for the creation of such pathways inside the VA (federal) system. She will also work with leadership in the American College of Obstetrics and Gynecology and American Urology Society for similar adoption into the standard of care pelvic pain treatment pathway. Dr. Barbara Levy, a former VP at the American College of Obstetricians and Gynecologists shall serve as a liaison. The company's goal is for SoLá Therapy to be the standard treatment pathway for women with CPP.

Principal Products and Services

The company manufactures and sells a 36-month subscription for the SoLá Pelvic Therapy Laser, a medical device for the treatment of pelvic pain. Licensed health care professionals ("HCP") purchase the subscription for $700 per month. When HCPs purchase the subscription, they receive use of the company's SoLá Therapy Laser, indicia, software upgrades, and device maintenance. In addition, HCP purchase single use disposable goods such as [disposable wands to treat each patient with the SoLá Therapy Laser. These disposable goods are sold as treatment kits at a discounted price of $500 to $700 per kit (promotional discounts). A kit contains 12 wands.

Generally, when the company sells a 36-month subscription to HCP for $700 per month, third party lenders (banks) finance the subscription agreements for the HCPs (secured by HCPs). UroShape then receives the full value of the 36-month subscription less a 6% finance fee, prior to first use of the laser system. At the end of the 36 months, the provider may renew the agreement or surrender the laser system to UroShape.

Lasers are delivered with a starter-kit of disposable goods sufficient to treat up to 8 patients. The laser system requires a Wifi connection. Failure to make a Wifi connection within 10 treatments will inactivate the laser. Each time a HCP enrolls a new patient on the user interface, the laser's software automatically charges the HCP's credit card $500-$700 (based on negotiated agreement price and promotions)) for the disposable goods needed to treat a single patient ("Patient Treatment Kit). Once the system determines that the HCP's inventory has decreased to 4 treatments kits, 4 kits are drop-shipped to the HCP. The company has found that a typical HCP purchases 2 kits per month.

Research and Development

In its first year of commercial use, 2020, UroShape has already gathered what may be the world's largest patient reported outcome data base on the treatment of pelvic pain. Over the next three years, approximately 15% of our budget is dedicated to evidence collection. This includes randomized controlled trials in 2021 and 2022. We will also evaluate the effectiveness of SoLá Pelvic Therapy for other diagnoses such as Bacterial Vaginosis, Overactive Bladder, Vaginal atrophy, recurrent urinary tract infections, and sexual dysfunction. Many patients treated with SoLá Pelvic Therapy have described improvement in the symptoms associated with these disorders.

Governmental/Regulatory Approval and Compliance

Food and Drug Administration [Docket No. FDA-2017-N-1129] Medical Devices; Exemptions From Premarket Notification: Class II Devices. In 2017 *The Food and Drug Administration (FDA or Agency) announced a list of class II devices that the Agency had determined no longer required premarket notification to provide reasonable assurance of safety and effectiveness".* The ILY category of devices became exempt from the premarket notification process.

The SoLá Therapy Product Category is ILY : The LTS-1500 (SoLá Laser) device emits energy in the visible and near infrared spectrum to provide topical heating for the purpose of elevating tissue temperature for a temporary relief of minor muscle and joint pain and stiffness, minor arthritis pain, or muscle spasm; the temporary increase in local blood circulation; and the temporary relaxation of muscle.

Intellectual Property

The company has obtained the following patent protection:

Publication Number	Legal Status	App Date	Issue Date	Expiry Date
US8795264	Granted	2009-07-01	2014-08-05	2032-01-25
US8574177	Granted	2011-03-09	2013-11-05	2031-12-27
US10743929	Granted	2010-01-15	2020-08-18	2032-01-25
US8882685	Granted	2008-05-27	2014-11-11	2031-12-30
US8968221	Granted	2008-04-16	2015-03-03	2031-05-17
US9358403	Granted	2014-11-10	2016-06-07	2028-05-27
US9649506	Granted	2016-06-06	2017-05-16	2028-05-27
US10238889	Granted	2015-03-02	2019-03-26	2030-05-29
CN101687100	Granted	2008-04-17	2013-07-13	2028-04-17
US20170172658A1	Examining	2017-03-08	-	TBD
WO2018164676A1	N/A	2017-03-08	-	NA
EP3592423A1	Published	2017-03-08	-	TBD
CN109069857A	Examining	2017-03-08	-	TBD
US20190125448A1	Examining	2018-10-25	-	TBD
62939080 EFID 37831762	Provisional	2019-11-22	-	TBD

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Other

The company does not lease any property. The company has a business address of 767 Indian River Dr, Melbourne, FL 32935 which it verified is a mailing address for the business. The company is currently without a headquarters while management works remotely.

DIRECTORS & OFFICERS

Directors of The Company

Ralph Zipper: Chief Executive Officer
Ralph Zipper, MD, FPMRS, has been the CEO of the company since January 2010. Ralph has over 22 years of experience in both the clinical and medical device sides of pelvic medicine. Ralph has taken multiple products from conception to commercialization. His scope of experience includes IP development, product development, labeling, regulatory affairs, evidence generation, and DTC marketing. Ralph is fellowship trained in gynecology and obstetrics at the Johns Hopkins Hospital. He is a trained over 1,000 surgeons and hundreds of sales representatives.

Barbara Levy: President
Barbara Levy, MD, FACOG, FACS remains one of the most influential people in women's healthcare. Dr. Levy served as the Vice President for Health Policy at the American College of Obstetricians and Gynecologists (AGOG) from 2012 to 2019. During her tenure she built her team's headcount to 50 persons. Dr. Levy served two terms as chair of the American Medical Association Resource Based Relative Value Scale Update Committee (RUC) and currently sits on the AMA CPT editorial panel. Dr. Levy was also the first female president of the American Association of Gynecologic Laparoscopists (AAGL), a society with over 8,000 members worldwide.

Kevin Richardson: Chief Operating Officer & President
Kevin Richardson MBA has been in this role with the company since June 2018. With over 20 years of global commercial and operational leadership experience in healthcare technology. Kevin is the former CEO of the Americas for Sirtex Medical, from 2010 to 2017 where he grew North American sales from a stagnant $30 MM to over $140 MM. Kevin has extensive medical device experience with companies such as Boston Scientific and St. Jude Medical. He has a masters' degree in Finance from the University of Texas at Arlington.

Georgine Lamvu: Chief Scientific Officer
Georgine Lamvu, MD, MPH has been in the role of CSO since December 2020. Georgine received her Master's of Public Health in epidemiology and completed a fellowship in Advanced Laparoscopy and Pelvic Pain at UNC. Dr. Lamvu served as a fellow scholar in the NIH T-32 Training in Epidemiology and Clinical Trials Program. She is a Professor in Obstetrics and Gynecology at the UCF since 2016 and Director of the Fellowship in Advanced Minimally Invasive Surgery at the Orlando VA Medical Center. Dr Lamvu is Chairwoman of the International Pelvic Pain Society.

Charles Butrick: Chief Medical Officer
Charles Butrick, MD FPRMS has served in this role since September 2018. He is a former president of the International Pelvic Pain Society and a former President of the International Society of Pelvic Neuromodulation. Dr Butrick is one of the most recognized and enjoyed key opinion leaders in the areas of Chronic Pelvic Pain and Pelvic Medicine. Charles is the author of multiple publications and keynote presentation on chronic pelvic pain.

Sean Wang: Chair of Board

Sean is an "accomplished" entrepreneur who has founded, and co-founded more than a dozen high-tech companies over the past ten years in the field of optics, lasers, bio-photonics, and medical device. He is the founder and chairman of B&W TEK, a leading photonic instrument company producing analytical instrumentation, medical systems, and lasers. He is also co-founder and chairman of LiteCure, a medical device company. Litecure was acquired by DJO global in 2021 He serves on the boards of several other privately held companies.

Officers Of The Company

Ralph Zipper, CEO
See "Directors of the Company" section above.

Barbara Levy, President
See "Directors of the Company" section above.

Kevin Richardson, COO
See "Directors of the Company" section above.

Georgine Lamvu
See "Directors of the Company" section above.

Charles Butrick
See "Directors of the Company" section above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of the date of this Form C-AR, the company has 6 team members. Three are full time employees and three are part-time employee.

Ralph Zipper, the CEO, Barbara Levy, the President,   Kevin Richardson, the COO, and Georgine Lamvu, the CSO, and Steve Bowers, VP of Sales are under employment agreements with UroShape..

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We are an early-stage company and have not yet generated any profits.
The company was formed in 2010, however, it only began distributing its SoLa Therapy laser and accessories in 2019. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the units.

The company's financials were prepared on a "going concern" basis.
The company's financial statements were prepared on a "going concern" basis. Certain matters indicate there may be substantial doubt about the company's ability to continue as a going concern. The company sustained losses of $1,867,865 and $877,900 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $569,694 as of December 31, 2019. The company's ability to continue operations is dependent upon its ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company operates in a highly regulated industry.
We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. In addition, changes in the regulatory environment of the pain market could adversely affect the company's ability to further penetrate the pain market.

The company is reliant on one main type of product.
The company is reliant on the sales of one type of product, the SoLa Therapy laser and accessories. The company's revenues are therefore dependent upon the market for a solution to CPP. In addition, the company relies heavily on third parties such as OBGYN's and physical therapists to purchase and use the SoLa Therapy laser and accessories.

The company may face substantial competition, which may result in others discovering, developing, or commercializing products more successfully than the company does.

In general, the CPP industry is subject to intense competition and rapid and significant technological change. Although currently, the company is the first entrant into its category, there may be many potential competitors, including major drug companies, specialized biotechnology firms, academic institutions, government agencies, and private and public research institutions. Many of these competitors have significantly greater financial and technical resources than us, and superior experience and expertise in research and development, preclinical testing, design and implementation of clinical trials, regulatory processes and approval for products, production and manufacturing, and sales and marketing of approved products. Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly if they have collaborative arrangements with larger and more established biotechnology companies. The company will also face competition from these parties in recruiting and retaining qualified scientific and management personnel. In addition, our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors.

SoLa Therapy laser will require market acceptance to be successful. Failure to gain market acceptance would impact the company's revenues and may materially impair its ability to continue our business.

The commercial success of the company's products will depend on, among other things, their acceptance by physicians, patients, third-party payers such as health insurance companies, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. There can be no assurance that these parties will adopt the use of our device. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, both within and outside of our control. Payers may view new products or products that have only recently been launched or with limited clinical data available, as investigational, unproven, or experimental, and on that basis may deny coverage of procedures involving use of the company's products. If SoLa Therapy laser fails to gain market acceptance, the company may be unable to earn sufficient revenue to continue its business.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering SAFE Notes in the amount of up to $524,000 in this offering, [and may close on any investments that are made]. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. We must prosecute and maintain our existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or our licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Investing in Regulation CF Offerings like this offering involve significant risks not present in investments in public offerings.

Investing in Regulation CF Offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

SAFE Notes are inherently risky like convertible notes but less favorable for the investor. A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be effected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

Under the terms of the SAFE Notes, the company has exerted control over every transfer or sale of the SAFE Notes. Purchasers should be aware of the long-term nature of their investment in the company. Each purchaser in this offering will be required to represent that it is purchasing the SAFE Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The SAFE Notes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The company may repurchase the SAFE Notes upon a liquidation event or sale of the company as provided in this SAFE Note. Although the SAFE Notes may become tradeable under federal securities law, company corporate documents and state securities regulations may prevent a purchaser from realizing any return on investment for an extended period of time. Each purchaser should consult with his or her attorney and read the SAFE Note Instrument provided as part of the documentation of this offering.

Neither the offering nor the SAFE Notes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the company.
No governmental agency has reviewed or passed upon this offering, the company or any securities of the company. The company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SAFE Notes will be effectively subordinate to any of the company's debt that is secured.
The company is not restricted from incurring additional debt or other liabilities. If the company incurs additional debt or liabilities, your SAFE Notes may be subordinate to the payment of principal or interest on such other future debt. The company expects that it will from time to time incur additional debt and other liabilities. In addition, the company is not restricted from paying dividends or issuing or repurchasing its equity interests.

The standard Y Combinator SAFE instrument has been significantly modified.
The standard Y Combinator SAFE Note has been significantly modified to comport with Regulation Crowdfunding. In addition, the company has made material changes to the SAFE Note. Please review the SAFE Note in detail.

The provisions of the SAFE Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the SAFE Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the SAFE Notes will not permit the holders of the SAFE Notes to require us to repay the obligations the SAFE Notes in the event of a takeover, recapitalization or similar transaction. See also "Description of the Securities in this Offering – The SAFE Notes," below.

It is unclear how the SAFE Note would be interpreted by a court if the company were forced into litigation. The company is using SAFE Notes in this offering. SAFE Notes are designed to offer equity in the company at a future date when specified conditions. It is unclear how a court or arbitrator would interpret the provisions of the SAFE Note, including in relation to the company's organization as a limited liability company. Should the company be forced to litigate the terms of the SAFE Note, it is possible that a court would not interpret the note as the company does, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated,

or for unspecified working capital, as deemed to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the units and investor demand for the units generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition.

The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the securities being offered and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the company's securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Ralph Zipper	6,000 Common Units	22.75 %
Sean Wang	6,109 Common Units	23.16 %
Brian Pryor	6,109 Common Units	23.16 %

Pursuant to the Equity Incentive Plan dated December 8th, 2020 COO, Kevin Richardson, has the ability to earn up to a maximum of 2,416 P Units, Barbara Levy, President has the ability to earn a maximum of 491 P Units, and Georgine Lamvu, CSO, has the ability to earn a maximum of 123 P Units.

Capitalization

The company has authorized up to 100,000 units of Common Units and 10,000 units of P Units. The company has 26,372 Common Units and 3,030 P Units outstanding as of the day of the filing.

The indebtedness of the Company

We had outstanding convertible notes of $800,000, which were issued to individuals and partnership in the aggregate principal amount of $800,000. On May 13th, 2021, these promissory notes were converted into the 1,809 shares of company's Common Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements

The company's financial statements for the fiscal years ended December 31, 2020 and 2019 have been reviewed by Tarkin CPA PC.

Operating Results

As of the date of this Offering Circular, we have not made any profits and are still a "development stage company."

The company's net losses for the fiscal year ended December 31, 2020 (FYE 2020), were $1,395,501

compared to $1,870,137 for fiscal year end December 31, 2019 (FYE 2019).

The increase in expenses during 2019 reflects the company's investment in growth. Specifically, there was an increase in wages $587,825 FYE 2019 compared to $293,560 FYE 2018, and an increase in marketing efforts $263,675 FYE 2019 compared to $69,137 FYE 2018, due to the launch of SoLa Therapy laser.

Liquidity and Capital Resources

As of December 31, 2020, the company held $118,050 in cash and cash equivalents compared to $249,032

During the period from January 2021 through April 1, 2021, we sold a total of $173,000 (before offering expenses) of our SAFE Notes through Dalmore Group in our Regulation CF offering described in the previously filed Form C, dated January 22, 2021.

In November 2019, the company conducted a Regulation D offering of convertible promissory notes, concurrent with its prior offering of Regulation CF offering of SAFE Notes. Under the Regulation D offering, the company sold to investors a convertible promissory note bearing 12% annual interest, with a maturity date of January 1, 2021, for consideration of a conversion price equal to the lowest per share purchase price of equity securities offered after the date of the signed note agreement less a 20% discount. These convertible promissory notes are currently past due.

This promissory note converts into the company's Common Units at any time on or after the Maturity Date, at the election of the holder.

The Company must raise additional capital in order to maintain its viability and execute its business plan. The company's current burn rate is approximately $100,000 per month. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- Currently the company is growing.

- The company plans to continue growth throughout the Regulation CF campaign and concurrent Regulation D. If these campaigns do not raise the necessary funds the company will assess whether a Regulation A offering, debt financing or the support of seed investors is the most efficient means of raising additional funds.

- Increase sales force to 5 sales representatives by Q2 2022.

- Place 50-60 SoLá Therapy Laser's into the "field" by Q2 2022.

- Increase monthly revenue to more than $200,000 with 12 months of $5M raise milestone.

- Collect data on over 500 female patients and complete over 5,000 female treatments by Q2 2022.

- Collect data on over 100 male patients and over 1,000 male treatments by Q2 2022

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain. To help compensate for these impacts on the business, the company signed a Paycheck Protection Program ("PPP") Promissory Note with a bank and on May 4, 2020 and received $64,217. The PPP is part of the United States federal government's CARES Act, designed to assist small businesses in paying employee wages and other critical expenses. This note is interest free for six months from the date of funding, followed by 17 consecutive monthly payments of principal and interest at 1% per annum, with the principal component of each such payment based upon the level amortization of principal over a 2 year period from the date of the loan, and a final payment equal to the balance of unpaid principal plus accrued and unpaid interest, due 24 months after the date of the loan. The loan provides forgiveness if the proceeds are used for payroll, utilities, rent and lease payments over the 8 week period after the date of the loan, with a limit of 25% for use on non-payroll expenses. The company anticipates that the vast majority of the loan will be forgiven.

The company believes that COVID-19 has increased the trend of Physicians inquiring about revenue streams outside of the operating room and therefore bringing additional revenue into their offices. The company believes that this trend is favorable for the company. In addition, there much interest by the FDA for device companies to generate real world evidence and not rely on non-generalizable clinical trials. The company's laser collects real world evidence on every patient at every treatment. Uroshape is the first company in the gynecological market to include such technology inside the user interface.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Units

The company has authorized up to 100,000 units of Common Units. The company has 26,372 Common Units and 3,030 P Units outstanding as of the date of filing.

All of the issued and outstanding units are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional units are issued, the relative interests of existing members will be diluted.

Distribution Rights. Holders of Common Units are entitled to receive distributions, if any, as may be declared from time to time by the board of directors out of legally available funds. Distributions will be made to first cover any tax obligation of Common Units holders and Profit Interests holders (if any), and then to Common Units holders up to their capital contribution. If there are any remaining funds, the company will then make pro rata distributions to Common Interest holders and Profit Interest holders; however, the Profit Interest holders will only receive distributions, once a threshold amount has been met, as determined by applicable Series P Unit (Profits Interest) Award Agreement for each Profit Interest holder. The company does not anticipate paying any cash distribution after this offering or in the foreseeable future.

Voting Rights. Holders of the company's Common Units are entitled to vote on all matters submitted to a vote of the unitholders, including the election of directors. Holders of Common Units will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions. In the event of the company's liquidation, dissolution, or winding up, holders of Common Units will be entitled to share in the net assets legally available for distribution to Common Interest holders after the payment of all the company's debts and other liabilities. Distributions will be made first to applicable holders of Common Units as a tax distribution and then second to Common Interest holders in the proportion to their unreturned capital contributions. Finally, the remaining net capital proceeds shall be distributed among Common Interest holders pro rata.

Drag Along Rights. In the event holders of 50% or more of the Common Units (the "Dragging Member") receive an offer from an unrelated non-affiliated third party to purchase or exchange 50% or more of the Common Units then outstanding, then if requested by the Dragging Member, then all other holders (the "Dragged Along Members") agree to be bound by the Dragging Members decision.

Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Units are subject to and may be adversely affected by, the rights of the holders of the company's Profit Interests and any additional classes of Profit Interests that the company may designate in the future.

P Units

We are authorized to issue 10,000 units of profits interests (P Units). As of the date of this annual report, there are 3,030 P Units are issued and outstanding.

Voting Rights. P Units shall have no right to vote on any matter presented to the Members for their vote or approval.

Dividend Rights. P Members shall only share in any appreciation in the Fair Market Value of the Company from the date of issuance of such P Unit, to the extent of the distribution of Distributable Cash, and not in any of the fair market value of the company accrued prior to the issuance of the P Unit.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

- Ralph Zipper is the sole owner of Ralph Zipper, MD PA. (Medical Expert Witness Services).

- On September 30, 2019 three board members made loans to the company totally $150,000. These promissory notes have a 12% interest rate and becomes due after the company has raised $2,000,000.00 in equity financing.

- On April 7, 2021, the CEO, Ralph Zipper made a loan to the company of $25,000. This promissory notes have a 12% interest rate and become due after the company has raised $2,000,000.00 in equity financing.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached reviewed 2019 and 2020 financial statements are true and complete in all material respects.

/s/ Ralph Zipper
(Signature)

Ralph Zipper
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ralph Zipper
(Signature)

Ralph Zipper
(Name)

CEO
(Title)

May 19, 2021
(Date)

/s/ Kevin Richardson
(Signature)

 Kevin Richardson
(Name)

Chief Operating Officer, Director
(Title)

May 19, 2021
(Date)

/s/ Sean Wang
_____
(Signature)

 Sean Wang
_____
(Name)

Board Chair
_____
(Title)

May 19, 2021
_____
(Date)

I, Ralph Zipper, being the CEO and President of Uroshape, LLC, a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying reviewed financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the fiscal years ended December 31, 2019 and December 31, 2020, and the related notes to said reviewed financial statements (collectively, the "Reviewed Financial Statement"), are true and complete in all material respects; and

(ii)   the tax return information included in this Form C reflects accurately the information reported in such tax return.

/s/ Ralph Zipper
(Signature)

Ralph Zipper
(Name)

Chief Executive Officer
(Title)

May 19, 2021
(Date)

EXHIBITS

Exhibit A   Reviewed 2019 and 2020 Financial Statements

EXHIBIT A

Reviewed 2019 and 2020 Financial Statements

Uroshape, LLC

**Financial Statements with
Independent Accountant's Review Report**

Years Ended December 31, 2020 and 2019

Page

FINANCIAL STATEMENTS

Independent Accountant's Review Report……………………………………………………………… 1

Balance Sheets 2

Statements of Earnings (Losses) 3

Statements of Changes in Members' Equity (Deficit).. 4

Statements of Cash Flows... 5

Notes to Financial Statements 6

TARKIN CPA PC

55 Watermill Lane, Suite 400
Great Neck NY 11021
TEL (516) 997 -6262
FAX (516) 977-3111

Independent Accountant's Review Report

To the Management of
Uroshape LLC

We have reviewed the accompanying financial statements of Uroshape, LLC, which comprise the balance sheet as of December 31, 2020 & 2019, and the related statements of earnings (losses), statements of changes in members' equity (deficit) and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tarkin CPA PC

Great Neck, NY
April 28, 2021


Uroshape, LLC
Balance Sheets


December 31,		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	**118,050**	$	249,032
Accounts receivable		**3,239**		-
Inventories		**63,280**		34,440
Supplier deposits		**8,500**		-
Prepaid expenses		**5,626**		4,964
Note receivable		**12,000**		-
Total current assets		**210,695**		288,436
Noncurrent assets				
Property and equipment, net		**277,209**		281,258
Note receivable		**36,000**		-
Total noncurrent assets		**313,209**		281,258
Total assets	$	**523,904**	$	569,694
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	**318,096**	$	337,482
Accrued expenses		**717,985**		139,981
Due to member		**2,000**		2,000
Current maturities of long-term debt		**1,338,280**		173,124
Total current liabilities		**2,376,361**		652,587
Long-term liabilities				
Long-term debt, less current maturities		**16,506**		390,569
Total long-term liabilities		**16,506**		390,569
Total liabilities		**2,392,867**		1,043,156
Members' deficit		**(1,868,963)**		(473,462)
Total liabilities and members' deficit	$	**523,904**	$	569,694

Uroshape, LLC
Statements of Earnings (Losses)

For the years ended December 31,		**2020**		2019
Lease revenue	**$**	**228,132**	$	17,697
Sales revenue		**50,000**		-
Cost of goods sold		**41,192**		6,880
Gross profit		**236,940**		10,817
Operating expenses				
Salaries and wages		**706,474**		587,825
Selling expenses		**33,527**		17,740
Marketing expenses		**153,879**		263,675
Professional services		**322,436**		690,839
Travel expenses		**71,579**		117,425
Health care expenses		**32,676**		84,097
Licenses and fees		**136,328**		61,197
Equipment expense		**66**		583
Miscellaneous expenses		**18,221**		19,990
Depreciation expense		**37,931**		24,494
Total operating expenses		**1,513,117**		1,867,865
Operating loss		**(1,276,177)**		(1,857,048)
Other income (expense)				
Interest expense		**(117,065)**		(13,089)
Other expense		**(2,259)**		-
Total other income (expense)		**(119,324)**		(13,089)
Net loss	**$**	**(1,395,501)**	$	(1,870,137)

Statements of Changes in Members' Equity (Deficit)

For the years ended December 31, 2020 and 2019

		Members' Equity (Deficit)
Balance at December 31, 2018	$	646,675
Member contributions		750,000
Net loss		(1,870,137)
Balance at December 31, 2019		**(473,462)**
Net loss		**(1,395,501)**
Balance at December 31, 2020	**$**	**(1,868,963)**

Uroshape, LLC
Statements of Cash Flows

For the years ended December 31,		**2020**		2019
Operating Activities				
Net loss	**$**	**(1,395,501)**	$	(1,870,137)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation expense		**37,931**		24,494
(Increase) decrease in assets and increase (decrease) in liabilities:				
Inventories		**(18,408)**		(34,440)
Prepaid expenses		**(662)**		(4,964)
Accounts payable		**(19,386)**		330,678
Accrued expenses		**578,004**		139,981
Accounts receivable		**(3,239)**		-
Note receivable		**(48,000)**		-
Supplier deposits		**(8,500)**		-
Net cash used in operating activities		**(877,761)**		(1,414,388)
Investing Activities				
Purchases of equipment		**(44,314)**		(214,119)
Net cash used in investing activities		**(44,314)**		(214,119)
Financing Activities				
Proceeds from notes payable		**814,217**		477,779
Payments made on notes payable		**(23,124)**		-
Member contributions		**-**		750,000
Net cash provided by financing activities		**791,093**		1,227,779
Net decrease in cash and cash equivalents		**(130,982)**		(400,728)
Cash and cash equivalents at beginning of year		**249,032**		649,760
Cash and cash equivalents at end of year	**$**	**118,050**	$	249,032

For the years ended December 31,		**2020**		2019
Supplemental Schedule for Certain Cash Flow Information				
Interest paid	**$**	**(9,451)**	$	(3,024)

Noncash Investing and Financing Transaction

Moved $10,432 net book value of equipment to inventory for sale.

See independent accountant's review report and notes to the financial statements

Note 1: DESCRIPTION OF THE BUSINESS

UroShape, LLC (the "Company") is a medical device company formed in January 2010 that manufactures and commercializes its SoLá Therapy laser and accessories. SoLá Therapy is a proprietary, patent protected, photobiomodulation method and class four near infrared laser designed for the treatment pelvic muscle spasm and related pain. SoLá Therapy began commercial use in the summer of 2019 and is presently being used by both world leaders in the field of pelvic pain and general gynecologists.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

Use of Estimates

The preparation of U.S GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term are related to the valuation of inventory, and useful lives of property and equipment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits at financial institutions.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The Company does not charge interest on outstanding receivable balances and believes all amounts are fully collectible.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value, with the cost determined using the first-in, first-out (FIFO) basis.

Inventories at December 31, 2020 and 2019 consisted of:

	2020		2019
Finished goods	$ **63,280**	$	34,440

Prepaid expenses

Certain payments to vendors reflect costs applicable to future accounting periods and are recorded as prepaid expenses. These amounts are recognized as expenses in the period in which the Company receives those benefits.

Property, and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is recognized over their estimated useful lives using the straight-line method. Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $37,931 and $24,494, respectively.

The components of property and equipment at December 31, 2020 and 2019 are as follows:

	Estimated Useful Lives (in years)	**2020**		2019
Computers and software	3	$ **25,783**	$	25,783
Medical equipment	10	**329,373**		296,139
		355,156		321,922
Less accumulated depreciation		**(77,947)**		(40,664)
Total		$ **277,209**	$	281,258

Lease Revenue

Lease revenue for the year ended December 31, 2020 consisted entirely of proceeds from the leasing of medical equipment to lessees. Lease revenue is recognized when billed to the lessee under the terms of the contract.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Revenue (continued)

Prior to June 25, 2020, the company's method for recognizing lease revenue was based on patient usage. Beginning on June 25, 2020 the company began recognizing lease revenue with a method that is no longer tied to usage of the equipment. The Company now offers a three year rental type agreement with a monthly fixed, fair market value, fee for the use of the equipment, software, maintenance of equipment and replenishment of time sensitive components and separately charges the customer for its single use disposable accessories. The Company will charge sales tax on the usage agreement and sales tax on single use disposable accessories, which will be excluded from future revenues.

Sales Revenue

Sales revenue is from the sale of equipment inventory and is recognized at a point in time upon delivery of the equipment to the customer.

Income Taxes

The Company and its members have elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes for their respective shares of the Company's taxable income. When applicable, the Company recognizes interest related to income taxes in interest expense and penalties in operating expenses. For the years ended December 31, 2020 and 2019, the Company had no interest or penalties related to income taxes.

Tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest

Interest costs are charged to expense as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense totaled approximately $47,500 and $22,489 for the years ended December 31, 2020 and 2019, respectively.

Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, April 28, 2021 and determined there were no events that occurred that required disclosure.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU and its amendments supersedes the leasing guidance in Topic 840, entitled Leases. Under the guidance, lessees are required to recognize lease assets and lease liabilities on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of activities. For nonpublic entities, the standard is now effective for fiscal years beginning after December 15, 2020, as a delay in adoption was recently approved. Early adoption is permitted. The Company is currently evaluating the impact of the guidance on its financial statements.

Note 3: GOING CONCERN

The Company began operations in 2010 as a developer of proprietary laser treatment products. The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the year ended December 31, 2020, the Company had a net loss of approximately $1.4 million, negative cash flow from operations of approximately $782 thousand, and current liabilities exceed current assets by approximately $2.1 million. The Company believes it has sufficient cash and available member contributions to operate over the next 12 months. However, additional funding will be necessary to complete its production and marketing program.

Note 3: GOING CONCERN (continued)

To date, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete manufacturing and marketing to create a sufficient base of leased assets to begin generating positive net income. In the future, these uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. This need may be adversely affected by uncertain market conditions, approval by regulatory bodies, and adverse results from clinicians using the equipment. To address its financing requirements, the Company will seek financing through debt and equity financings and additional member contributions. The outcome of these matters cannot be predicted at this time.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banking institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, account balances may exceed federally insured limits. The amount of credit exposure in excess of federally-insured limits was $0 and $25,945 at December 31, 2020 and 2019, respectively.

Note 5: NOTE RECEIVABLE

In 2020, the Company sold a machine to perform laser treatments that they would normally lease, to a government customer in exchange for a $50,000 note receivable. The Company issued the customer a $50,000 noninterest bearing note to pay for the machine and the customer is to pay on the note as they perform treatments at a rate of $500 per a patient, for the first 100 patients. The Company management estimates that 24 patient treatments will be performed in fiscal year 2021, therefore $12,000 has been shown as a current receivable and the rest as noncurrent. The customer performed four treatments and paid $2,000 against the note during 2020.

Note 6: ACCRUED EXPENSES

Accrued expenses at December 31, 2020 and 2019 consists of the following:

December 31,		2020		2019
Sales tax payable	$	1,272	$	1,553
Accrued payroll		459,834		114,000
Accrued payroll liabilities		20,372		5,373
Other accrued expenses		112,090		8,990
Accrued interest payable		117,679		10,065
Insurance funding payable		2,738		-
Cash advances		4,000		-
Total accrued expenses	$	717,985	$	139,981

Note 7: LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019 consists of the following:

	2020	2019
Equipment finance agreement entered into on June 16, 2017 with a financial institution for the purchase of equipment. Principal amount of $107,803 with interest accruing at 3.9% per annum. Interest and principal payments due monthly of $99 for the first six months and $2,104 for the remaining sixty months through November 16, 2022. The note is secured by the equipment.	$ 40,569	$ 63,693
Notes payable to individuals. Aggregate principal amount of $150,000 entered into on September 30, 2019, $50,000 entered into April of 2020, $100,000 entered into June 2020, $200,000 entered into July 2020, $100,000 entered into in October 2020, $100,000 entered into in November 2020 and $100,000 entered into in December 2020 with interest accruing at 12% per annum, balance due including accrued unpaid interest within one year of issuance, or upon $2M being raised in equity funding, whichever comes first. The notes are secured by the tangible and intangible assets of the Company. Accrued interest totals $54,118 on these loans. (See Note 6)	800,000	150,000
Subordinated convertible notes payable to individuals and partnerships, aggregate principal of $200,000 issued in November, $150,000 issued in December 2019, and $100,000 issued in January 2020 (the "12% Subordinate Notes") interest accruing at 12% per annum, balance due including accrued unpaid interest on January 21, 2021. (1) (2) Accrued interest totals $63,561 on these loans. (See Note 6)	450,000	350,000
Note payable to a bank in conjunction with the Payroll Protection Program. (See Note 11)	64,217	-
	1,354,786	563,693
Less current maturities	(1,338,280)	(173,124)
Total	$ 16,506	$ 390,569

Note 7: LONG-TERM DEBT (continued)

(1) The 12% Subordinate Notes include attached warrants, which allow the holder to purchase units of the Company equal to one half of the amount of the principal of the 12% Subordinate Notes divided by the price of the equities securities issued in a qualified financing, as set forth in the purchase agreement. The warrants have an exercise period of three years from the date of the closing of a qualified financing, as set forth in the purchase agreement. The warrants are extinguished in the event of a sale of the Company prior to the qualified financing.

(2) The 12% Subordinate Notes are redeemable by the Company, as defined in the purchase agreement, upon the maturity of the notes, a change in control, or the sale of equity securities by the Company which generate net proceeds of more than $2,000,000. If the notes are redeemed at the maturity date, the redemption is equal to 100% of the note value plus accrued and unpaid interest divided by the conversion price as set forth in the purchase agreement. If the notes are redeemed upon a corporate transaction conversion, as defined in the purchase agreement, the redemption price is 150% of the note value plus accrued unpaid interest. If the notes are redeemed due to the sale of equity securities, the notes are redeemed at a price equal to the conversion price as set forth in the purchase agreement.

Maturities of long-term indebtedness subsequent to December 31, 2020, are as follows:

Year ending December 31,	
2021	$ 1,338,280
2022	16,506
Total	$ 1,354,786

Contingencies

From time to time, the Company may have asserted and unasserted claims arising in the normal course of business. The Company does not expect losses, if any, arising from these asserted and unasserted claims to have a material effect on the financial statements.

Note 8: LEASE REVENUE

During 2020 and 2019, the Company's revenue was derived from an operating equipment leasing arrangement whereby the Company provides the equipment to the lessor and charges a lease fee based on the usage of the equipment by the lessee to a patient. The Company recognizes the lease revenue when the lessee registers a new patient for treatment in the machine. The Company charges sales tax on the lease agreement, and the sales tax is excluded from the lease revenue.

The lease agreements are one year in length, expiring in 2020 with an optional two year renewal term. The lease contains no minimum payment requirements, and payment is only due when a patient is registered to begin treatment.

Note 8: LEASE REVENUE (continued)

There are no minimum lease payments required under the leases and contingent rental payments for 2020 are based on usage and cannot be reasonably estimated.

As of 2020, the Company now offers a three year rental type agreement with a monthly fixed, fair market value, fee for the use of the equipment, software, maintenance of equipment and replenishment of time sensitive components and recognizes the revenue over time. The Company separately charges the customer for its single use disposable accessories and recognizes revenue at the point in time the goods are provided. The Company will charge sales tax on the usage agreement and sales tax on single use disposable accessories, which is excluded from revenues.

The following is a summary of property on lease at December 31, 2020 and 2019.

	2020	2019
Laser equipment	$ 221,570	$ 99,711
Less: accumulated depreciation	(18,464)	(11,079)
Total equipment on lease	$ 203,106	$ 88,632

Note 9: CONCENTRATIONS

Leases with several clinical facilities represent approximately 97% and 82% of total lease revenue for the years ended December 31, 2020 and 2019, respectively. Lease revenue from these clinical facilities and related accounts receivable at December 31, 2020 are as follows:

	2020				2019			
	Lease Revenue		Accounts Receivable		Lease Revenue		Accounts Receivable	
Customer A	$ 37,082	16%	*	*	$ 4,706	27%	*	*
Customer B	*	*	*	*	4,556	26%	*	*
Customer C	*	*	*	*	4,268	24%	*	*
Customer D	37,783	17%	*	*	3,695	21%	*	*
Customer E	71,273	31%	*	*	*	*	*	*
Customer F	48,947	21%	*	*	*	*	*	*
Customer G	32,827	14%	*	*	*	*	*	*

* revenue or accounts receivable balance did not exceed 10% of the respective total

Note 9: CONCENTRATIONS (continued)

The following table summarizes expenses and related accounts payable greater than 10% for the years ended December 31, 2020 and 2019.

	2020				2019			
	Expenses		**Accounts Payable**		Expenses		Accounts Payable	
Vendor A	*	*	*	*	$ 188,335	10%	$ 188,335	56%
Vendor B	$ 162,784	10%	$ 31,563	10%	*	*	120,688	36%
Vendor C	*	*	*	*	223,234	12%	*	*
Vendor D	*	*	*	*	180,602	10%	*	*
Vendor E	*	*	239,981	75%	*	*	*	*

* expenses or accounts payable balance did not exceed 10% of the respective total

Note 10: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company had an amount due to a member of $2,000, which was used for operating expenses that was expected be repaid in 2020, but will be repaid in 2021.

Note 11: UNCERTAINTIES

COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Organization. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

Paycheck Protection Program

On May 6, 2020 the Company received a loan in the amount of $64,217 under the Payroll Protection Program (PPP Loan). The loan accrues interest at a rate of 1% and has an original maturity date of two years which can be extended to five years by mutual agreement of the Company and the lender. Payments are deferred during the Deferral Period. The Deferral Period is the period beginning on the date of this Note, May 6, 2020, and ending 10months after the last day of the covered period (Deferral Expiration Date). Any amounts not forgiven under the Program will be payable in equal installments of principal plus any interest owed on the payment date from the Deferral Expiration Date through the Maturity Date. Additionally, any accrued interest that is not forgiven under the Program will be due on the First Payment Date, which is the 15th of the month following the month in which the Deferral Expiration Date occurs.

Note 11: UNCERTAINTIES (continued)

Paycheck Protection Program (continued)

Under the requirements of the CARES Act, as amended by the PPP Flexibility Act and Consolidated Appropriations Act, 2021, proceeds may only be used for the Company's eligible payroll costs (with salary capped at $100,000 on an annualized basis for each employee), or other eligible costs related to rent, mortgage interest utilities, covered operations expenditures, covered property damage, covered supplier costs, and covered worker protection expenditures, in each case paid during the 24-week period following disbursement. The PPP Loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs or other eligible costs and (ii) full-time employee headcount and salaries are either maintained during the 24-weekperiod following disbursement or restored by December 31, 2020. If not maintained or restored, any forgiveness of the PPP Loan would be reduced in accordance with the regulations that were issued by the SBA. All the proceeds of the PPP Loan were used by the Company to pay eligible payroll costs and the Company maintained its headcount and otherwise complied with the terms of the PPP Loan.

While the Company believes that it has acted in compliance with the program and will seek forgiveness of the PPP Loan, no assurance can be provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. The balance on this PPP loan was $64,217 as of December 31, 2020 and has been classified as current since forgiveness is expected to occur in 2021.